UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                         Matav-Cable Systems Media Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


          Ordinary Shares (par value New Israeli Shekel 1.00 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   576561 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Tal Shimko
                            Dankner Investments Ltd.
                             7 Menachem Begin Street
                                Ramat Gan, Israel
                                 +972-3-611-2222
--------------------------------------------------------------------------------
                     to Receive Notices and Communications)

                                November 23, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                                                                           13D

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CUSIP No.  576561 10 4                                    Page 2 of 18 Pages


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1            NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Dankner Investments Ltd. (No U.S. I.D. Number)

--------------------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                      (b) |X|


-------------------------------------------------------------------------------

3            SEC USE ONLY



--------------------------------------------------------------------------------

4            SOURCE OF FUNDS*

             BK

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5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                             |_|



--------------------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel

--------------------------------------------------------------------------------

                                        7          SOLE VOTING POWER

NUMBER OF                                                13,148,918
 SHARES
BENEFICIALLY                            8          SHARED VOTING POWER
OWNED BY                                                 See Item 5.
  EACH
REPORTING                               9          SOLE DISPOSITIVE POWER
 PERSON                                                  13,148,918
WITH
                                        10         SHARED DISPOSITIVE POWER

                                                   See Item 5.

--------------------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             13,148,918

--------------------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             *  |_|


--------------------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             43.5%

--------------------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             CO















--------------------------------------------------------------------------------

                  This Amendment No. 3 amends and restates the Schedule 13D filed by Dankner Investments (as hereinafter defined) on February 10, 1998, in respect of the Ordinary Shares (as hereinafter defined) of the Company
(as hereinafter defined), as amended by Amendment No. 1 thereto filed on February 17, 2000 and by amendment No. 2 thereto filed on February 14, 2002.

Item 1.           Security and Issuer.

                  This Schedule 13D relates to the Ordinary Shares, par value NIS 1.00 per share (the "Ordinary Shares"), of Matav-Cable Systems Media Ltd., an Israeli corporation (the "Company"). The Company's principal executive offices are located at 42 Pinkas Street, North Industrial Area, Netanya 42134, Israel.

Item 2.           Identity and Background.

                  This Schedule 13D is filed by Dankner Investments Ltd., an Israeli corporation ("Dankner Investments"). Dankner Investments is a real estate investment and holding company whose principal address is 7 Menachem Begin Street, Ramat Gan, Israel.

                  The name, business or residential address, citizenship, principal occupation or employment and name, address and principal business of such employer of each controlling shareholder, executive officer and director of Dankner Investments are set forth in Appendix A hereto, which is incorporated herein by reference.

                  During the last five years, neither Dankner Investments nor any of the persons listed in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  All the acquisitions described in Item 5(c) below (except as otherwise specified therein) were financed through a Credit Agreement with Bank Leumi of Israel B.M. ("Bank Leumi"), which holds a pledge on all but 51,916 Ordinary Shares held by Dankner Investments. See Item 6 below.

Item 4.           Purpose of the Transaction.

                  Dankner Investments acquired the Ordinary Shares for investment purposes. Dankner Investments may from time to time acquire additional securities of the Company or dispose of securities of the Company through open market or privately negotiated transactions, tender offer or otherwise, depending on existing market conditions and regulatory requirements. Dankner Investments intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of securities of the Company, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to Dankner Investments, general stock market and economic conditions, tax considerations and other relevant factors, may decide at any time to increase or to decrease the size of its investment in the Company. Specifically, Dankner Investments has current plans to sell Ordinary Shares constituting approximately 2.8% of the Company's outstanding Ordinary Shares. In addition, see paragraph no. 4 in Item 6 below.

Item 5.           Interest in Securities of the Issuer.

         (a-b) Pursuant to the Proxy Statement of the Company dated December 1, 2003, on December 1, 2003, there were 30,203,917 outstanding Ordinary Shares.

                  As a result of the transactions described herein, Dankner Investments is the beneficial owner of, and has sole power to vote, and the sole power to direct the disposition of, 13,148,918 Ordinary Shares (which constitutes approximately 43.5% of the outstanding Ordinary Shares), subject to the provisions of the Matav Shareholders Agreement described below.

                  Pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the extent a "group" is deemed to exist by virtue of the Matav Shareholders Agreement described below, Dankner Investments would be deemed to have beneficial ownership, for purposes of Section 13(d) and 13(g) of the Exchange Act, of all of the Ordinary Shares of the Company beneficially owned by the other parties to the Matav Shareholders Agreement. Accordingly, Dankner Investments would be deemed to beneficially own an aggregate of 16,601,369 Ordinary Shares, of which 13,148,918 Ordinary Shares are owned by Dankner Investments. The filing of this Schedule shall not be construed as an admission, for the purposes of Section 13(d),
Section 13(g) or Regulation 13D-G under the Exchange Act nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder, that Dankner Investments is the beneficial owner of any Ordinary Shares owned by any other party to the Matav Shareholders Agreement.

                  None of the persons listed in Appendix A hereto beneficially owns Ordinary Shares other than through their holdings in Dankner Investments, except David Dankner, who has sole voting and dispositive power with respect to 15,919 Ordinary Shares, Leah Dankner, who has sole voting and dispositive power with respect to 180,967 Ordinary Shares, and Arlen Dankner and Yarden Dankner, who have shared voting and dispositive power with respect to 1,500 Ordinary Shares.

         (c) Dankner Investments effected the following transactions with respect to Ordinary Shares:

1. On April 6, 1997, Dankner Investments acquired 1,291,750 Ordinary Shares from Shamrock Holdings of California, Inc. for an aggregate purchase price of 36,508,000 New Israeli Shekels ("NIS") (approximately US$ 10.7 million), or NIS 27.80 (approximately US$ 8.28) per Ordinary Share. The purchase was made pursuant to Dankner Investments' rights under the Matav Shareholders Agreement described below.

2. On August 24, 1997, Dankner Investments acquired 4,387,626 Ordinary Shares from Israel Salt Industries Ltd. for an aggregate purchase price of NIS 125,014,000 (approximately US$ 36.3 million), or NIS
            27.80 (approximately US$ 8.28) per Ordinary Share. A Credit Agreement with Bank Leumi of Israel provided NIS 91,000,000 of the funds for this acquisition of shares. The balance of the funds used in the purchase was supplied by Dankner Investments' working capital.

3. On October 14, 1998, Dankner Investments acquired 17,338 Ordinary Shares on the Tel-Aviv Stock Exchange ("TASE") at a price per share of US$ 7.93 and at an aggregate price of US$ 137,490.

4. On October 15, 1998, Dankner Investments acquired 3,500 Ordinary Shares on the TASE at a price per share of US$ 8.00 and at an aggregate price of US$ 28,000.

5. On May 25, 1999, Dankner Investments acquired from Most Millennium Ltd.in a private transaction 1,578,016 Ordinary Shares at a price per share of US$ 15.497 and at an aggregate price of US$ 24,454,513.

6. On May 25, 1999, Dankner Investments acquired from Shimon and Ali Cheifetz 21,650 Ordinary Shares at a price per share of US$ 15.497 and at an aggregate price of US$ 335,510.

7. On January 10, 2000 Dankner Investments exercised 799,695 options it had previously acquired on the TASE into 799,695 Ordinary Shares at an exercise price of US$ 11.00 per share.

              The various options were acquired on the TASE as follows:

         533 options were acquired on October 15, 1998 at a price per option of US$ 1.561;

         4,000 options were acquired on October 13, 1998 at a price per option of US$ 1.697;

         6,765 options were acquired on October 7, 1998 at a price per option of US$ 1.986;

         2,100 options were acquired on October 6, 1998 at a price per option of US$ 2.07;

         37,591 options were acquired on October 10, 1998 at a price per option of US$ 2.383;

         39,740 options were acquired on September 27, 1998 at a price per option of US$ 2.45;

         10,000 options were acquired on September 24, 1998 at a price per option of US$ 2.472;

         59,894 options were acquired on September 23, 1998 at a price per option of US$ 2.477;

         155,125 options were acquired on August 27, 1998 at a price per option of US$ 3.04;

         6,500 options were acquired on August 17, 1998 at a price per option of US$ 3.1;

         3,300 options were acquired on August 13, 1998 at a price per option of US$ 3.108;

         25,116 options were acquired on August 12, 1998 at a price per option of US$ 3.08;

         13,400 options were acquired on August 11, 1998 at a price per option of US$ 3.1;

         14,262 options were acquired on August 6, 1998 at a price per option of US$ 3.037;

         32,781 options were acquired on August 5, 1998 at a price per option of US$ 3.046;

         31,914 options were acquired on August 4, 1998 at a price per option of US$ 3.090;

         24,600 options were acquired on August 3, 1998 at a price per option of US$ 3.14;

         8,500 options were acquired on July 19, 1998 at a price per option of US$ 2.72;

         29,284 options were acquired on July 16, 1998 at a price per option of US$ 2.5;

         16,000 options were acquired on July 15, 1998 at a price per option of US$ 2.733;

         26,000 options were acquired on July 15, 1998 at a price per option of US$ 2.75;

         106,344 options were acquired on July 14, 1998 at a price per option of US$ 2.16;

         71,279 options were acquired on July 12, 1998 at a price per option of US$ 2.161;

         74,127 options were acquired on July 13, 1998 at a price per option of US$ 2.425.

8. On February 10, 2000, Dankner Investments acquired 176,957 Ordinary Shares in a private transaction from Eli Chiefetz and Shimon Cheifetz at a price per share of US$ 28.5 and at an aggregate price of US$ 5,041,850.

9. On February 10, 2000, Dankner Investments acquired 176,957 Ordinary Shares in a private transaction from Hanania Gibstein at a price per share of US$ 28.5 and of an aggregate price of US$ 5,041,850.

10. On May 25, 2000 Dankner Investments acquired 48,007 Ordinary Shares on the TASE at a price per share of 78.58 NIS and at an aggregate price of 3,771,910 NIS.

11. On August 21, 2000, Dankner Investments acquired 41,052 Ordinary Shares on the TASE at a price per share of 71.63 NIS and at an aggregate price of 2,940,555 NIS.

12. On August 22, 2000, Dankner Investments acquired 7,455 Ordinary Shares on the TASE at a price per share of 72.95 NIS and at an aggregate price of 543,842 NIS.

13. On August 30, 2000, Dankner Investments acquired 22,800 Ordinary Shares on the TASE at a price per share of 80.49 NIS and at an aggregate price of 1,835,172 NIS.

14. On September 27, 2000, Dankner Investments acquired 17,000 Ordinary Shares on the TASE at a price per share of 83.21 NIS and at an aggregate price of 1,414,570 NIS.

15. On September 28, 2000, Dankner Investments acquired 44,136 Ordinary Shares on the TASE at a price per share of 81.18 NIS and at an aggregate price of 3,582,960 NIS.

16. On October 3, 2000, Dankner Investments acquired 1,986 Ordinary Shares on the TASE at a price per share of 80.48 NIS and at an aggregate price of 159,833 NIS.

17. On October 4, 2000, Dankner Investments acquired 31,865 Ordinary Shares on the TASE at a price per share of 80.43 NIS and at an aggregate price of 2,562,901 NIS.

18. On October 10, 2000, Dankner Investments acquired 12,461 Ordinary Shares on the TASE at a price per share of 76.28 NIS and at an aggregate price of 950,525 NIS.

19. On October 11, 2000, Dankner Investments acquired 13,450 Ordinary Shares on the TASE at a price per share of 73.74 NIS and at an aggregate price of 991,803 NIS.

20. On October 12, 2000, Dankner Investments acquired 88,000 Ordinary Shares on the TASE at a price per share of 67.61 NIS and at an aggregate price of 5,949,680 NIS.

21. On October 15, 2000, Dankner Investments acquired 13,130 Ordinary Shares on the TASE at a price per share of 64.65 NIS and at an aggregate price of 848,855 NIS.

22. On October 16, 2000, Dankner Investments acquired 28,419 Ordinary Shares on the TASE at a price per share of 66.99 NIS and at an aggregate price of 1,903,789 NIS.

23. On October 17, 2000, Dankner Investments acquired 39,827 Ordinary Shares on the TASE at a price per share of 65.96 NIS and at an aggregate price of 2,626,989 NIS.

24. On October 18, 2000, Dankner Investments acquired 69,550 Ordinary Shares on the TASE at a price per share of 68.75 NIS and at an aggregate price of 4,781,563 NIS.

25. On October 22, 2000, Dankner Investments acquired 25,500 Ordinary Shares on the TASE at a price per share of 70.52 NIS and at an aggregate price of 1,798,260 NIS.

26. On October 23, 2000, Dankner Investments acquired 36,500 Ordinary Shares on the TASE at a price per share of 69.41 NIS and at an aggregate price of 2,533,465 NIS.

27. On October 24, 2000, Dankner Investments acquired 20,289 Ordinary Shares on the TASE at a price per share of 68.53 NIS and at an aggregate price of 1,390,405 NIS.

28. On October 26, 2000, Dankner Investments acquired 43,884 Ordinary Shares on the TASE at a price per share of 69.05 NIS and at an aggregate price of 3,030,190 NIS.

29. On October 30, 2000, Dankner Investments acquired 21,791 Ordinary Shares on the TASE at a price per share of 67.06 NIS and at an aggregate price of 1,461,304 NIS.

30. On October 31, 2000, Dankner Investments acquired 11,396 Ordinary Shares on the TASE at a price per share of 68.02 NIS and at an aggregate price of 775,156 NIS.

31. On November 1, 2000, Dankner Investments acquired 3,000 Ordinary Shares on the TASE at a price per share of 70.20 NIS and at an aggregate price of 210,600 NIS.

32. On November 5, 2000, Dankner Investments acquired 9,197 Ordinary Shares on the TASE at a price per share of 72.98 NIS and at an aggregate price of 671,197 NIS.

33. On November 6, 2000, Dankner Investments acquired 16,500 Ordinary Shares on the TASE at a price per share of 73.00 NIS and at an aggregate price of 1,204,500 NIS.

34. On November 7, 2000, Dankner Investments acquired 59,449 Ordinary Shares on the TASE at a price per share of 72.43 NIS and at an aggregate price of 4,305,891 NIS.

35. On November 12, 2000, Dankner Investments acquired 3,253 Ordinary Shares on the TASE at a price per share of 71.00 NIS and at an aggregate price of 230,963 NIS.

36. On November 13, 2000, Dankner Investments acquired 10,512 Ordinary Shares on the TASE at a price per share of 70.18 NIS and at an aggregate price of 737,732 NIS.

37. On November 14, 2000, Dankner Investments acquired 3,863 Ordinary Shares on the TASE at a price per share of 70.00 NIS and at an aggregate price of 270,410 NIS.

38. On November 15, 2000, Dankner Investments acquired 1,216 Ordinary Shares on the TASE at a price per share of 71.00 NIS and at an aggregate price of 86,336 NIS.

39. On November 16, 2000, Dankner Investments acquired 6,259 Ordinary Shares on the TASE at a price per share of 70.91 NIS and at an aggregate price of 4,438,826 NIS.

40. On November 27, 2000, Dankner Investments acquired 2,000 Ordinary Shares on the TASE at a price per share of 68.50 NIS and at an aggregate price of 137,000 NIS.

41. On November 29, 2000, Dankner Investments acquired 7,919 Ordinary Shares on the TASE at a price per share of 65.75 NIS and at an aggregate price of 520,674 NIS.

42. On November 30, 2000, Dankner Investments acquired 27,947 Ordinary Shares on the TASE at a price per share of 67.25 NIS and at an aggregate price of 1,879,436 NIS.

43. On December 3, 2000, Dankner Investments acquired 43,200 Ordinary Shares on the TASE at a price per share of 67.70 NIS and at an aggregate price of 2,924,640 NIS.

44. On December 6, 2000, Dankner Investments acquired 12,036 Ordinary Shares on the TASE at a price per share of 67.43 NIS and at an aggregate price of 811,587 NIS.

45. On December 7, 2000, Dankner Investments acquired 3,492 Ordinary Shares on the TASE at a price per share of 66.50 NIS and at an aggregate price of 232,218 NIS.

46. On December 10, 2000, Dankner Investments acquired 6,094 Ordinary Shares on the TASE at a price per share of 66.50 NIS and at an aggregate price of 405,251 NIS.

47. On December 11, 2000, Dankner Investments acquired 36,967 Ordinary Shares on the TASE at a price per share of 67.45 NIS and at an aggregate price of 2,493,424 NIS.

48. On December 12, 2000, Dankner Investments acquired 3,624 Ordinary Shares on the TASE at a price per share of 66.90 NIS and at an aggregate price of 242,446 NIS.

49. On December 13, 2000, Dankner Investments acquired 11,616 Ordinary Shares on the TASE at a price per share of 66.78 NIS and at an aggregate price of 775,716 NIS.

50. On December 14, 2000, Dankner Investments acquired 6,307 Ordinary Shares on the TASE at a price per share of 65.70 NIS and at an aggregate price of 414,370 NIS.

51. On December 20, 2000, Dankner Investments acquired 6,173 Ordinary Shares on the TASE at a price per share of 67.83 NIS and at an aggregate price of 418,715 NIS.

52. On December 21, 2000, Dankner Investments acquired 17,668 Ordinary Shares on the TASE at a price per share of 68.13 NIS and at an aggregate price of 1,203,721 NIS.

53. On December 24, 2000, Dankner Investments acquired 18,850 Ordinary Shares on the TASE at a price per share of 68.75 NIS and at an aggregate price of 1,295,938 NIS.

54. On December 25, 2000, Dankner Investments acquired 10,000 Ordinary Shares on the TASE at a price per share of 69.07 NIS and at an aggregate price of 690,700 NIS.

55. On December 26, 2000, Dankner Investments acquired 6,994 Ordinary Shares on the TASE at a price per share of 68.28 NIS and at an aggregate price of 477,550 NIS.

56. On December 27, 2000, Dankner Investments acquired 28,833 Ordinary Shares on the TASE at a price per share of 68.04 NIS and at an aggregate price of 1,961,797 NIS.

57. On January 1, 2001, Dankner Investments acquired 8,276 Ordinary Shares on the TASE at a price per share of 66.99 NIS and at an aggregate price of 554,409 NIS.

58. On January 7, 2001, Dankner Investments acquired 5,805 Ordinary Shares on the TASE at a price per share of 65.79 NIS and at an aggregate price of 381,911 NIS.

59. On January 8, 2001, Dankner Investments acquired 23,200 Ordinary Shares on the TASE at a price per share of 65.86 NIS and at an aggregate price of 1,527,952 NIS.

60. On January 9, 2001, Dankner Investments acquired 13,059 Ordinary Shares on the TASE at a price per share of 65.58 NIS and at an aggregate price of 856,409 NIS.

61. On January 11, 2001, Dankner Investments acquired 3,886 Ordinary Shares on the TASE at a price per share of 64.77 NIS and at an aggregate price of 251,696 NIS.

62. On January 14, 2001, Dankner Investments acquired 3,600 Ordinary Shares on the TASE at a price per share of 65.09 NIS and at an aggregate price of 234,324 NIS.

63. On January 15, 2001, Dankner Investments acquired 20,200 Ordinary Shares on the TASE at a price per share of 64.49 NIS and at an aggregate price of 1,302,698 NIS.

64. On January 21, 2001, Dankner Investments acquired 24,400 Ordinary Shares on the TASE at a price per share of 65.88 NIS and at an aggregate price of 1,607,472 NIS.

65. On January 22, 2001, Dankner Investments acquired 22,570 Ordinary Shares on the TASE at a price per share of 64.45 NIS and at an aggregate price of 1,477,207 NIS.

66. On January 23, 2001, Dankner Investments acquired 49,970 Ordinary Shares on the TASE at a price per share of 62.42 NIS and at an aggregate price of 3,119,127 NIS.

67. On January 25, 2001, Dankner Investments acquired 11,6886 Ordinary Shares on the TASE at a price per share of 61.35 NIS and at an aggregate price of 717,059 NIS.

68. On January 28, 2001, Dankner Investments acquired 17,000 Ordinary Shares on the TASE at a price per share of 59.90 NIS and at an aggregate price of 1,018,300 NIS.

69. On January 29, 2001, Dankner Investments acquired 24,599 Ordinary Shares on the TASE at a price per share of 58.58 NIS and at an aggregate price of 1,441,009 NIS.

70. On January 30, 2001, Dankner Investments acquired 9,018 Ordinary Shares on the TASE at a price per share of 57.22 NIS and at an aggregate price of 516,010 NIS.

71. On February 1, 2001, Dankner Investments acquired 26,887 Ordinary Shares on the TASE at a price per share of 55.24 NIS and at an aggregate price of 1,505,672 NIS.

72. On February 5, 2001, Dankner Investments acquired 15,494 Ordinary Shares on the TASE at a price per share of 56.00 NIS and at an aggregate price of 855,889 NIS.

73. On February 7, 2001, Dankner Investments acquired 7,170 Ordinary Shares on the TASE at a price per share of 57.94 NIS and at an aggregate price of 415,430 NIS.

74. On February 12, 2001, Dankner Investments acquired 3,985 Ordinary Shares on the TASE at a price per share of 57.92 NIS and at an aggregate price of 230,811 NIS.

75. On February 13, 2001, Dankner Investments acquired 9,600 Ordinary Shares on the TASE at a price per share of 59.67 NIS and at an aggregate price of 572,832 NIS.

76. On February 14, 2001, Dankner Investments acquired 20,223 Ordinary Shares on the TASE at a price per share of 59.12 NIS and at an aggregate price of 1,195,584 NIS.

77. On February 18, 2001, Dankner Investments acquired 6,605 Ordinary Shares on the TASE at a price per share of 57.27 NIS and at an aggregate price of 378,268 NIS.

78. On February 19, 2001, Dankner Investments acquired 3,400 Ordinary Shares on the TASE at a price per share of 57.54 NIS and at an aggregate price of 195,636 NIS.

79. On February 21, 2001, Dankner Investments acquired 32,577 Ordinary Shares on the TASE at a price per share of 71.63 NIS and at an aggregate price of 169,726 NIS.

80. On February 22, 2001, Dankner Investments acquired 51,000 Ordinary Shares on the TASE at a price per share of 71.63 NIS and at an aggregate price of 2,900,880 NIS.

81. On February 26, 2001, Dankner Investments acquired 11,225 Ordinary Shares on the TASE at a price per share of 57.08 NIS and at an aggregate price of 640,723 NIS.

82. On February 27, 2001, Dankner Investments acquired 17,015 Ordinary Shares on the TASE at a price per share of 57.31 NIS and at an aggregate price of 975,130 NIS.

83. On September 16, 2001, Dankner Investments acquired 6,405 Ordinary Shares on the TASE at a price per share of 27.17 NIS and at an aggregate price of 174,023 NIS.

84. On November 23, 2003, Dankner Investments sold 1,270,000 Ordinary Shares on the TASE at a price per share of 35.50 NIS (approximately US$ 7.91) and at an aggregate price of 45,085,000 NIS (approximately US$ 10,045,677).

         (d) Pursuant to the Deeds of Pledge described below, dividends paid on the Ordinary Shares held by Dankner Investments that are pledged to Bank Leumi are subject to a lien in favor of Bank Leumi.


Item 6. Contracts, Arrangements or Relationships With Respect to Securities of the Issuer.

         1. On October 18, 1993, Dankner Investments, Mr. Hanania Gibstein, Hapoalim Electronic Communications Ltd., Ma'ariv Electronic Communications, Shamrock Holdings of California Inc., Mr. Eli Cheifetz and Mr. Shimon Cheifetz, and Dr. Zvi Dinstein entered into a shareholders agreement (the "Matav Shareholders Agreement") prior to the Company's Initial Public Offering on the TASE on October 19, 1993. Pursuant to the Matav Shareholders Agreement, the various shareholders have agreed to vote their respective shares in a manner that would enable each of such shareholders to appoint a number of directors to the Board of Directors of the Company in proportion to each of such shareholder's holdings in the Company as compared with the holdings of all parties to the Shareholders Agreement. The Matav Shareholders Agreement also grants each shareholder a right of first refusal to acquire the shares of a shareholder who offers his shares to a third party or a shareholder who offers more than 15% of his cumulative shareholdings (as of the date of the Israeli Prospectus) in a transaction through the TASE. The Matav Shareholders Agreement remains in force as to a party so long as such party holds at least 25% of the number of shares in the Company held by such shareholder immediately prior to the Israeli Offering (the "Original Shares"). The Matav Shareholders Agreement binds the said shareholders as well as their assignees and transferees.

                  On July 8, 2002, the parties to the Matav Shareholders Agreement amended the Matav Shareholders Agreement, pursuant to which Ma'ariv Electronic Communications ceased to be a party to the Matav Shareholders Agreement. In addition, pursuant to the said amendment, if Messrs. Eli Cheifetz and Shimon Cheifetz, shall not have a right to nominate a director to the Board of Directors of the Company, on account of the number of Original Shares held by them, the parties shall act to nominate a director to the Board of Directors of the Company designated by Messrs. Cheifetz, provided that the number of Original Shares held by Messrs. Cheifetz shall be at least 60% of the number of Original Shares required in order to have a right to nominate one director of the Company. Dankner Investments shall not be obligated to act according to the above, if as a result of such, the number of the Company's directors nominated by Dankner Investments shall not constitute the majority of the Company's directors. For the purpose of such determination, the director designated by Messrs. Cheifetz shall not be considered a director nominated by Dankner Investments.

                  As of December 1, 2003, the parties to the Matav Shareholders Agreements were Dankner Investments, Mr. Hanania Gibstein, Mr. Eli Cheifetz, Mr. Shimon Cheifetz and Dr. Zvi Dinstein.

           2. In July 1998, Dankner Investments reached agreements with Mr. Hanania Gibstein, Mr. Shimon Cheifetz and Mr. Eli Cheifetz according to which Mr. Gibstein and Messrs. Cheifetz agreed not to sell their Ordinary Shares without the consent of Dankner Investments. Dankner Investments agreed not to sell its Ordinary Shares without allowing Mr. Gibstein and Messrs. Cheifetz to take part in the sale on a pro rata basis, and Mr. Gibstein and Messrs. Cheifetz agreed to join the sale of all or most of Dankner Investments' Ordinary Shares. These agreements are subject to the Matav Shareholders Agreement.

         3. All but 51,916 Ordinary Shares held by Dankner Investments are pledged to Bank Leumi pursuant to several Deeds of Pledge to secure the amounts owing by Dankner Investments to Bank Leumi from time to time. All cash dividends and other distributions on such Ordinary Shares are also subject to such pledge. The Deeds of Pledge prohibit the sale or other transfer of, or imposition of any other liens on, such Ordinary Shares, without the prior consent of the bank, and allow the bank to exercise the pledge and sell such Ordinary Shares in certain circumstances.

         4. On November 3, 2003, Dankner Investments signed a non-binding memorandum of understanding with Delek Assets and Investments Ltd. ("Delek") to enter into a definitive agreement (i) to sell to Delek 7% of the Company's outstanding Ordinary Shares in consideration for US$ 18,900,000 and (ii) to issue to Delek a promissory note of Dankner Investments convertible into Ordinary Shares of the Company constituting 12.99% of the Company's outstanding Ordinary Shares in consideration for US$ 35,100,000. This agreement is subject to various conditions, including without limitation, the approval of the relevant governmental entities and the acquisition by the Company of the cable business of Tevel-Tishdoret International Cables Ltd.


Item 7.           Material to be Filed as Exhibits.

         1. Shareholders Agreement, dated October 18, 1993, among Hapoalim Electronic Communications Ltd., Dankner Investments Ltd., Mr. Hanania Gibstein, Investment Company of Bank Hapoalim Ltd., Ma'ariv Electronic Communications Ltd., Shamrock Holdings of California Inc., Mr. Eli Cheifetz, Mr. Shimon Cheifetz and Dr. Zvi Dinstein (English translation of Hebrew original) incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2002).

         2. Amendment, dated July 8, 2002, to the Shareholders Agreement dated October 18, 1993 (English translation of Hebrew original)(incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 20-F for the year ended December 31, 2002).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        DANKNER INVESTMENTS LTD.


                                        By: /s/ Meir Serbernik
                                           --------------------
                                        Name: Meir Serbernik
                                        Title:    Chief Executive Officer



                                        By: /s/ Avi Hochman
                                            ------------------
                                        Name: Avi Hochman
                                        Title:    Chief Financial Officer


Date: December 10, 2003

                                   APPENDIX A


The name, business or residence address, principal occupation and name, address and business of employer of each controlling shareholder, executive officer and director of Dankner Investments Ltd. are set forth below. All of the shareholders of Dankner Investments listed below, together with certain additional shareholders who own minor percentages of the shares of Dankner Investments, are parties to a Shareholders Agreement regarding, inter alia, the election of the directors of Dankner Investments. The parties to the Dankner Shareholders Agreement currently own approximately 88.25% of the outstanding shares of Dankner Investments.

Name               Citizenship   Business or        Principal Occupation or
                                 Residence Address  Employment

              1
Shmuel Dankner    Israeli        8 Hashahaf Street  Chairman of the Board of
                                 Jaffa, Israel      Directors
                                                    Matav-Cable Systems Media
                                                    Ltd.(a cable television
                                                    operator and provider of
                                                    broadband Internet services)



                                                    Chairman of the Board
                                                    of Directors
                                                    Dankner Investments
                                                    Ltd.
                                                    7 Menachem Begin Street,
                                                    Ramat Gan, Israel
              2
Avraham Dankner   Israeli       53 Denya Street     Director of several public
                                Haifa, Israel       and private companies

               3
Dr.David Dankner  Israeli       32 Shvedia Street   Chairman of the Board of
                                Haifa, Israel       Directors


                                                    Carmel Chemicals Ltd. (a
                                                    manufacturer of thermo set
                                                    molding materials)
                                                    P.O. Box 7
                                                    Atlit 30300, Israel

          4
Lea Dankner       Israeli      24 Hey Be'Iyar       Tel-Aviv, IsraelN/A
                               Street
                               Tel-Aviv, Israel

       5
Orly Mor          Israeli      56 Shvedia Street    N/A
                               Haifa, Israel

       6
Zvi Mor           Israeli      56 Shvedia Street    Chairman of the Board of
                               Haifa, Israel        Directors
                                                    Dor Chemicals Ltd. (a
                                                    manufacturer of raw
                                                    materials in the plastic and
                                                    chemical industries)
                                                    P.O. Box 10036
                                                    Haifa, Israel

         7
Dr.Rachel         Israeli      Hahalya Street      Sheba Medical Center
Dankner                        Ramat Hasharon,     Tel Hashomer, Israel
                               Israel

          8
Dor Dankner      Israeli       3 Yifatch Street    President and Chief Executive
                               Ramat Hasharon,     Officer
                               Israel              D.S.D Investments Ltd. (an
                                                   investment company)
                                                   37 King Solomon Blvd.
                                                   Tel Aviv, Israel

                                                   Chairman of the Board of
                                                   Directors of Ellern (D.D.)
                                                   Investments Ltd. (an
                                                   investment company)

           9
Dan Dankner     Israeli       P.O. Box 81          Vice-Chairman
                              Atlit 30300,         Bank Hapoalim B.M. (a
                              Israel               commercial bank)
                                                   63 Yehuda Halevi Street
                                                   Tel-Aviv, Israel


                                                   Co-Chairman
                                                   Israel Salt Company Ltd. (a
                                                   producer of industrial and
                                                   edible salt and member
                                                   of the controlling
                                                   group of Bank Hapoalim B.M.)
                                                   P. O. Box 7
                                                   Atlit, Israel

            10
Shmuel Goren    Israeli      41 Zalman Shazar      N/A
                             Street Ramat Gan,
                             Israel

           11
Rachel Elran    Israeli      50 Shvedia Street     N/A
                             Haifa, Israel

           12
Amos Goldberg   Israeli      10 Havered Street     General Manager
                             Atlit, Israel         Carmel Chemicals Ltd. (a
                                                   manufacturer of thermo set
                                                   molding materials)
                                                   P.O. Box 7
                                                   Atlit 30300, Israel

            13
Yedidia Goren  Israeli       17 Havazelet Street   Attorney
                             Kfar Shmaryahu,       17 Havazelet Street
                             Israel                Kfar Shmaryahu, Israel

         14
Aviv Levin     Israeli       8 Pa'amoni Street     Volunteer for various
                             Tel-Aviv, Israel      charitable organizations

Meir Serbernik Israeli       c/o Dankner           Chief Executive Officer
                             Investments           Dankner Investments
                             7 Menachem Begin      7 Menachem Begin Street
                             Street Ramat          Ramat Gan, Israel
                             Gan, Israel


Avi Hochman    Israeli       c/o Dankner           Chief Financial Officer
                             Investments           Dankner Investments
                             7 Menachem Begin      7 Menachem Begin Street
                             Street Ramat          Ramat Gan, Israel
                             Gan, Israel

Orna Binmovitz Israeli       c/o Dankner           Alternate Director and
                             Investments           Manager of Real Estate
                             7 Menachem Begin      Dankner Investments
                             Street Ramat          7 Menachem Begin Street
                             Gan, Israel           Ramat Gan, Israel


Note: In addition to the holdings detailed in the footnotes to this Appendix A, 29.71% of the ordinary shares of Dankner Investments are held jointly by Mr. Shmuel Dankner, Mr. Avraham Dankner, Dr. David Dankner, Ms. Rachel Elran, Ms. Leah Dankner and Ms. Orly Mor.


--------
1 Shmuel Dankner, the Chairman of the Board of Dankner Investments, is the sole beneficial owner of 3.46% of the ordinary shares of Dankner Investments. Shmuel Dankner is also the beneficial owner of 0.79% of the ordinary shares of Dankner Investments, which are jointly held with Rose Dankner. In addition, Shmuel Dankner is the beneficial owner of 0.04% of the ordinary shares of Dankner Investments, which are jointly held with Dori Dankner.
2 Avraham Dankner, a Director of Dankner Investments, is the beneficial owner of 2.34% of the ordinary shares of Dankner Investments.
3 Dr. David Dankner, a Director of Dankner Investments, is the sole beneficial owner of 3.09% of the ordinary shares of Dankner Investments, and additional 1.40% of the ordinary shares of Dankner Investments which are held jointly with Arlen Dankner.
4 Lea Dankner, a Director of Dankner Investments, is the beneficial owner of 18.09% of the ordinary shares of Dankner Investments.
5 Orly Mor is the beneficial owner of 5.35% of the ordinary shares of Dankner Investments.
6        Zvi Mor is a Director of Dankner Investments.
7 Dr. Rachel Dankner, a Director of Dankner Investments, is the beneficial owner of 1.48% of the ordinary shares of Dankner Investments.
8 Dor Dankner, a Director of Dankner Investments, is the beneficial owner of 1.94% of the ordinary shares of Dankner Investment, and additional 0.04% of the ordinary shares of Dankner Investments which are held jointly with Shmuel Dankner.
9 Dan Dankner, a Director of Dankner Investments, is the beneficial owner of 2.13% of the ordinary shares of Dankner Investments.
10       Shmuel Goren is a Director of Dankner Investments.
11 Rachel Elran, a Director of Dankner Investments, is the beneficial owner of 5.37% of the ordinary shares of Dankner Investments.
12       Amos Goldberg is a Director of Dankner Investments.
13       Yedidia Goren is a Director of Dankner Investments.
14       Aviv Levin is a Director of Dankner Investments.